EXHIBIT I


          Set forth below is the text of Paragraph 6 of the Amendment to Agreement and Plan of Merger, dated as of July 2, 1998, among MFS Acquisition Corp., Able Telcom Holding Corp., MFS Network Technologies, Inc. and MFS Communications Company, Inc. References therein to "MFS" are to MFS Communications Company, Inc. and to "Parent" are to Able Telcom Holding Corp.


      6.  Amendment to Section 17.

      (a) Section 17a of the Merger Agreement is hereby amended by replacing the second sentence thereof with the following:

      "The Option may be exercised by MFS in whole or in part and from time to time by delivery of a notice to the Parent complying with Section 18d during the period commencing with the earlier to occur of the Merger or the termination of this Agreement pursuant to Section 11 and continuing through 5:00 PM, Eastern time, on the date six months following the payment in full of amounts owing under the Promissory Note."

      (b) Section 17c of the Merger Agreement is hereby amended by inserting the following sentence at the end thereof:

      "If Parent has failed to file a registration statement with the Securities and Exchange Commission on or before July 22, 1998 or at any time during the period commencing on September 30, 1998 and continuing through the Registration Term Parent has failed to use its reasonable efforts to cause such registration statement to be so effective and available for resale by MFS (Parent not to be liable hereunder due to delays caused by the Securities and Exchange Commission requesting additional information or amendments), MFS shall have the right to receive cash for some or all of the Option in the amount equal to the aggregate "spread" for the shares as to which the Option is being exercised, as determined pursuant to Section 17b."